NXT ENERGY SOLUTIONS INC.

Interim Report to Shareholders

Q1 – 2016

As at and for the
three month period
ended March 31, 2016

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at May 12, 2016 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015. This MD&A covers the unaudited 3 month
("Q1-16") period ended March 31, 2016, with comparative totals for the 3 month (“Q1-15”) period ended March 31, 2015.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	estimates of the amount and expected timing of revenue and costs related to existing and potential new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	the timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	estimates related to NXT’s future financial position and liquidity.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment, required local permits and financial resources to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as “net working capital” and “net working capital before the undernoted items”, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses these non-GAAP measures to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they will not result in future cash inflows or outflows to the Company.

Description of the Business

NXT is a Calgary based publicly traded company (now listed on the TSX) that provides a unique aerial survey service to the oil and natural gas exploration and production (“E&P”) industry. NXT's proprietary, patent pending Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform. SFD® data acquired is analyzed and can be used to find variations in sub-surface geological stress patterns – which are considered to be indicators of potential reservoir and trap formations. NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 2

Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and risk in their exploration programs. Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain. Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore. SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America.

Overall Performance - Business Overview

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients, and conducting periodic survey projects which are relatively short-term in nature. Our primary goal is to expand our revenue base, which will be facilitated by having new clients become repeat, larger scale customers.

Our strategy has been to gain wider market acceptance of SFD®, especially with premier clients which have high exploration activity - targets which include large National Oil Companies (“NOCs”). We seek to have each new client experience how NXT can enhance their existing geophysical tools and exploration programs, so that they become ongoing repeat customers, and ultimately generating a wider client base with recurring revenues to NXT.

This process of expanding the client base has ongoing challenges, due to such factors as:

•         exploration geoscientists are often inundated with new technologies, and can be inherently resistant to test and adopt new methods.

•         the exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.

•         large NOCs can tend to have a long decision making and approval process.

•         the current, ongoing downturn in commodity prices in the oil and gas industry.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising subsequent to those discussed in our MD&A for our recent fiscal year ended December 31, 2015.

Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

For most of 2015, NXT was working on undertaking and delivering our Bolivia survey project, which was our largest contract to date. Our final deliverables under the initial portion of the contract were met in Q4-15, which resulted in a record year of revenues and profitability for NXT in 2015.

After securing and performing the Bolivia survey project in 2015, we have made traction with additional new prospective clients, particularly in Bolivia and Pakistan. In addition, ongoing meetings were held in recent months with several client prospects which have sizeable potential exploration survey projects in new areas of Asia, the Middle-East and Africa, including Malaysia, Sri Lanka, Ghana, the UAE and most recently Qatar. NXT has been undertaking extensive marketing efforts and technical presentations at the invitation of these prospective clients in the April to May 2016 period in order to advance and secure project opportunities in these regions.

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Near-term Outlook and Strategy for 2016 and beyond

NXT is continuing to expand awareness and use of the SFD® technology. Our market focus will be on the NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A lucrative potential longer term new market to be pursued is joint projects with the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).

Geographically, NXT will continue to pursue client prospects throughout South and Central America - primarily in Bolivia, Mexico, Colombia, Peru, Ecuador, Argentina, and Brazil, as well as the Pakistan / South Asia, Africa and Middle-East regions.  Longer term prospects will also be pursued in the frontier areas of the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

As NXT pursues various international markets, our strategy is to utilize high quality local sales representatives with the key knowledge of their area, the potential clients and the exploration sector of the oil and gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  Also, having a local presence, with knowledge of the market and customs, is often key to building relationships with new clients. NXT will also seek to maintain a local office presence in select markets in order to directly interact with key clients, such as YPFB in Bolivia.

NXT utilizes several independent sales representatives to pursue SFD® survey opportunities in markets in Latin America, the Middle-East, and South Asia (Pakistan and India) regions.  Contracts with our independent international sales representatives include requirements that they adhere to NXT's code of conduct and business ethics, and compliance with anti-corruption policies.

Projects in Bolivia and future opportunities

In April 2015, Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”, the NOC of Bolivia) awarded NXT a US $13 million (net) aerial survey project. Highlights for this project (all amounts noted herein are net of local Bolivia sales taxes which arise on the project billings) and related recent developments include:

•	the SFD® data acquisition phase of the operations commenced in Bolivia in early June, and were completed in August 2015.
•	NXT’s data interpretation and related recommendations reports were delivered to YPFB in late October, culminating the “completed contract” process for revenue recognition purposes in Q4-15.
•	during the data acquisition phase, YPFB chose to undertake an additional survey “expansion” project valued at approximately US $1.0 million. The final results for this separate project were delivered by NXT in January, 2016.
•	one-half of the contract progress billings totaling US $1 million (net) were issued to December 31, 2015, and the balance was issued in January 2016.
•	NXT also had ongoing discussions concerning potential SFD® survey project opportunities with several of YPFB’s affiliated, subsidiary companies which have exploration acreage in Bolivia. Two entities expressed interest in obtaining SFD® data for certain of their exploration lands in Bolivia - YPFB Chaco, and YPFB Andina (which is a partnership with Repsol, a major Spanish oil company). A US $0.2 million contract with YPFB Chaco to purchase initial SFD® data was completed and delivered by NXT in Q4-15.
•	while conducting operations in Bolivia in summer 2015, NXT acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. These parties indicated that they are in process of approving formal contracts to purchase this data, which has a sales value of approximately US $1.0 million (net), and negotiation of this is currently in process. There is, however, some risk that this process may not result in formal contracts to purchase the SFD® data from NXT.
NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 4

The Bolivia survey contracts that were performed in 2015 and the potential 2016 Bolivia data sales opportunity, are summarized as follows:

contract
amounts in US$ millions, net	value
YPFB – initial survey contract	13.0
YPFB Chaco survey	0.2
YPFB – project expansion	1.0
Total for contracts commenced in 2015	14.2
YPFB Chaco and YPFB Andina – proposed 2016 data purchases	1.0
Total awarded surveys and proposed 2016 Bolivia data sales	15.2

In Q4-15 and January 2016, NXT conducted various technical presentations with YPFB’s exploration groups, with the objectives of:

•	integrating the SFD® survey data with YPFB’s existing geophysical data, which further enhances the use and value of the data provided by NXT.
•	evaluating potential new SFD® survey opportunities which may be of interest for YPFB to undertake as part of its’ exploration plans for later in 2016 and 2017.

Project opportunities in Pakistan

Our past SFD® survey project for Pakistan Petroleum Ltd. (“PPL”), one of the NOCs active in Pakistan, gave NXT significant exposure to numerous E&Ps active in the South Asia region. In Pakistan, remote sensing technologies such as SFD® were recognized in 2015 as a geophysical tool for use in meeting spending commitments, such as the commitments required on the sizeable exploration concession blocks awarded in frontier areas of Pakistan. Multiple client prospects had expressed interest in conducting potential SFD® surveys in Pakistan (subject to the eventual approval in 2015 of the amendments to Pakistan’s petroleum policy), and NXT continues to pursue these opportunities.

In early 2015, NXT was awarded a US $1.44 million survey project to be conducted in Pakistan, the commencement of which is subject to receipt by the client of all relevant government permits and approvals. In addition, Oil & Gas Development Company Limited (“OGDCL”), a new prospective NOC client in Pakistan, completed a vendor pre-qualification stage in fall 2015 for a formal tender invitation process, which is expected to be offered in the near future, for a large-scale, remote sensing aerial survey project for which SFD® would be an ideal technology for meeting their exploration requirements.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter. Also, in Q3-15, upon conversion of the outstanding preferred shares, NXT recorded a significant intellectual property asset, which is being amortized (a non-cash expense) over a 15-year period.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 5

	Q1-2016	Q4-2015	Q3-2015	Q2-2015
	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	June 30, 2015
Survey revenue	$ 1,454,988	$ 17,422,151	$ -	$ -
Net income (loss)	(1,955,942)	15,523,601	(1,878,210)	(1,586,991)
Income (loss) per share – basic	(0.04)	0.29	(0.04)	(0.04)
Income (loss) per share – diluted	(0.04)	0.29	(0.04)	(0.04)

	Q1-2015	Q4-2014	Q3-2014	Q2-2014
	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	June 30, 2014
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(1,518,172)	(1,532,466)	(1,330,167)	(1,286,461)
Income (loss) per share – basic	(0.03)	(0.03)	(0.03)	(0.03)
Income (loss) per share – diluted	(0.03)	(0.03)	(0.03)	(0.03)

Q1-16 to Q4-15 comparison – NXT had survey revenue of $1,454,988 ($17,422,151 in Q4-15), survey costs, net of $789,379 ($5,070,023 in Q4-15), and SBCE of $150,000 ($490,000 in Q4-15), amortization expense of $514,258 ($523,760 in Q4-15), and a total net income tax expense of $275,997 (a net income tax recovery of $5,415,933 in Q4-15).

Q4-15 to Q3-15 comparison – NXT had survey revenue of $17,422,151 ($nil in Q3-15), survey costs of $5,070,023 ($nil in Q3-15), SBCE of $490,000 ($169,000 in Q3-15), amortization expense of $523,760 ($146,828 in Q3-15), and a total net income tax recovery of $5,415,933 (income tax expense of $485,788 in Q3-15).

Q3-15 to Q2-15 comparison – NXT had survey revenue of $nil ($nil in Q2-15), survey costs of $nil ($228 in Q2-15), SBCE of $169,000 ($228,000 in Q2-15), and total amortization expense of $146,828 ($18,830 in Q2-15).

Q2-15 to Q1-15 comparison – NXT had survey revenue of $nil ($nil in Q1-15), survey costs of $228 ($25,440 in Q1-15), and SBCE of $228,000 ($194,000 in Q1-15).

Q1-15 to Q4-14 comparison – NXT had survey revenue of $nil ($nil in Q4-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $25,440 ($33,221 in Q4-14), and SBCE of $194,000 ($186,000 in Q4-14).

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Q3-14 to Q2-14 comparison – NXT had survey revenue of $nil ($nil in Q2-14), survey costs (related to equipment test flights) of $54,472 ($10,637 in Q2-14), and SBCE of $191,000 ($150,000 in Q2-14).

Q2-14 to Q1-14 comparison – NXT had survey revenue of $nil ($3,913,367 in Q1-14), survey costs of $10,637 ($333,188 in Q1-14), SBCE of $150,000 ($131,000 in Q1-14), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $nil ($42,800 expense in Q1-14).

Summary of Operating Results

NXT had a net loss of $1,955,942 for Q1-16 as compared to a net loss of $1,518,172 for the Q1-15 period.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 6

In 2015, NXT delivered results on two separate survey projects flown in Bolivia, for which the final findings and recommendations reports were delivered in October, 2015, resulting in completion of the projects. In addition, a separate project related to a scope expansion of the original project for YPFB was delivered in January 2016. The December 31, 2015 deferred revenues of $706,722 and work-in-process costs of $404,840 incurred on this project were recognized in income in NXT’s Q1-16 period.

	Q1-16	Q1-15
Survey revenue	$ 1,454,988	$ -

Expenses:
Survey costs, net	789,379	25,440
General and administrative	1,255,609	1,124,562
Stock based compensation expense	150,000	194,000
Amortization expense	514,258	15,525
	2,709,246	1,359,527

Other expense (income):
Interest income, net	(7,371)	(10,361)
Foreign exchange (gain) loss	279,393	(9,066)
Other expense	153,665	178,072
	425,687	158,645
Loss before income taxes	(1,679,945)	(1,518,172)
Income tax expense	275,997	-

Net loss for the period	(1,955,942)	(1,518,172)

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the final overall survey recommendations report is delivered to our client, resulting in the completion of our obligations under the survey contract. In 2015, NXT completed Bolivia survey projects totaling US $13.2 million. An additional expansion project that was flown for YPFB was delivered and completed in January, 2016, which resulted in US $1 million (for which one half had been billed and received to December 31, 2015) of revenue recognition in the Q1-16 period. The second half of the contract billing for this expansion project was issued and received in Q1-16.

Survey expenses in 2016 also now includes the net costs related to maintaining our survey aircraft, which was acquired in December 2015. The aircraft is available for charterhire / rent to third parties through our aircraft manager when it is not being used by NXT.

Three month period ended March 31	2016	2015
Aircraft operations:
Charterhire revenues earned	(194,908)	-
Operating expenses	357,097	-
	162,189	-
Survey projects	627,190	25,440
Survey expenses, net	789,379	25,440

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 7

	Q1-16	Q1-15	net change	% change
Salaries, benefits and consulting charges	$ 726,657	$ 622,863	$ 103,794	16.7%
Board, professional fees, & public company costs	177,563	246,653	(69,090)	- 28.0%
Premises and administrative overhead	198,154	175,627	22,527	12.8%
Business development	125,816	74,176	51,640	69.6%
Other	27,419	5,243	22,176	423.0%
Total G&A	1,255,609	1,124,562	131,047	11.7%

The overall net changes in G&A within the individual expense categories noted above reflect several factors:

•	staff levels were slightly higher in 2016, and a number of staff received raises in fall 2015, leading to an increase in salaries and related benefits in 2016.
•	Board, professional fees and other public company costs declined in Q1-16 primarily due to the timing of discretionary investor relations costs incurred each period.
•	premises and overhead costs rose for 2016, following the move to new, larger office premises in August, 2015.
•	business development costs are somewhat discretionary each quarter, as they are a function of the timing of activity in developing new client opportunities. Costs incurred in 2016 relate to largely to travel for several sizeable new global opportunities being pursued in the Latin America, Africa and south Asia regions.

Expenses related to the office location opened in Bolivia in summer 2015, which was used to service the YPFB projects, are included with survey costs.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in the trailing market value of NXT's common share price.

There was a higher average number of options outstanding in the Q1-16 period (total of 3,462,835 as at the end of Q1-15 as compared to 3,135,835 at the end of Q1-15).

SBCE also includes expense related to certain incentive “Rights” which were issued in 2014, as follows:

	Q1-16	Q1-15
SBCE recognized related to:
Stock options	150,000	136,000
Rights	-	58,000
	150,000	194,000

In January 2014, NXT’s CEO (the “Grantor”) personally granted to various individuals “Rights” to acquire (at a fixed price of $1.77 per common share) a total of 1,000,000 of the common shares which were expected to become issued to him in 2015 upon the future conversion by NXT of the 8,000,000 convertible preferred shares he held.

A total of 795,000 of these Rights were granted in 2014 to certain NXT directors, officers, employees and consultants. In 2015, the initial 2-year term of all of the Rights was extended by one additional year, such that the Rights expire on December 31, 2016.

Even though these Rights are not an obligation of NXT, but solely of the Grantor, under US GAAP they are viewed as an additional form of “incentive” issued to certain of the holders, supplemental to NXT’s existing stock option plan. This resulted in NXT recognizing additional SBCE over the term of the “vesting” of the Rights, which was completed in 2015.

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 8

Interest income, net – includes interest income earned on short-term investments, and is net of interest incurred on a new capital lease obligation that was entered into in the Q3-15 period in connection with the construction of NXT’s new Calgary office space.

Loss (gain) on foreign exchange - this total is primarily caused by changes in the relative exchange values of the US$, Cdn$ and to a minor extent, the Colombian peso ("COP"). For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the related level of US$ cash and short-term investments which were held. The valuation is also affected by the relative strength of the US$ at each period end (which declined to 1.297 Cdn$ / US$ at the end of Q1-16 as compared to a very strong level of 1.384 Cdn$ / US$ as at end of Q4-15), resulting in both realized and unrealized net exchange gain or loss movements on the net holdings of US$ cash and other working capital items.

Other expense - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, and costs for certain non-recurring, “project” activities.

Other expense related to	Q1-16	Q1-15
Intellectual property and R&D	$ 8,345	$ 29,543
TSX listing project	143,891	-
Vertical model feasibility project	-	147,655
Other	1,429	874
	153,665	178,072

In Q1-16, other expense includes exchange listing fees and related professional fees incurred to allow NXT to apply to upgrade its stock exchange listing from the TSX-Venture Exchange, to the TSX. NXT’s new listing on the TSX, Canada’s premier exchange, was approved effective March 22, 2016.

In 2015, other expense related primarily to the “Vertical” model feasibility study which was undertaken (fall 2014 through summer 2015) by NXT.

Intellectual property and related amortization expense - NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT’s President & CEO, on August 31, 2015 with the conversion of the remaining 8,000,000 preferred shares, on a 1 for 1 basis, into NXT common shares. NXT now has the exclusive ownership of and rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications. After the Conversion, NXT’s CEO continues to retain the rights to utilize SFD® in other potential field-of-use applications.

NXT’s intellectual property (“IP”) assets acquired in 2015 had a cost base of $25.3 million. The IP assets are being amortized on a straight line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value.

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Amortization expense includes the following:

	Q1-16	Q1-15
Amortization of:
Property and equipment	$ 93,258	$ 15,525
Intellectual property	421,000	-
	514,258	15,525

Income tax expense - NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and subsidiary companies in certain countries may be subject to foreign income tax with-holdings. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit against income taxes payable for Canadian income tax purposes.

Current tax expense for 2015 and 2016 relates to foreign income taxes incurred in connection with undertaking the 2015 Bolivia survey project, including (1) with-holding taxes on certain charges to NXT’s Bolivia branch office entity, and (2) income taxes payable in Bolivia by NXT’s local operating entity.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q1-16 was $7.4 million.

Prior to Q2-15, NXT’s financial statements reflected various disclosures related to the use of the “going concern” basis of presentation. Significant progress was made in 2015 in expanding the business, including securing, executing, and delivering the sizeable Bolivia survey contract, which resulted in a significant expansion of our liquidity and working capital.

NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations.

Private placement equity financings have been conducted on a limited basis in recent years to supplement working capital, where warranted.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects, such as was utilized on our project for YPFB in Bolivia. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

NXT has minimal secured debt, and had total “net working capital” of $6.2 million as at Q1-16 as follows:

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 10

	March 31,	December 31,	net change
	2016	2015	in Q1-16
Current assets (current liabilities):
Cash and cash equivalents	$ 5,400,082	$ 7,085,803	$ (1,685,721)
Short-term investments	2,059,567	2,055,478	4,089
	7,459,649	9,141,281	(1,681,632)
Restricted cash	75,000	75,000	-
Accounts receivable	248,374	810,400	(562,026)
Prepaid expenses and deposits	277,896	260,397	17,499
Accounts payable and accrued liabilities	(1,053,128)	(1,163,783)	110,655
Income taxes payable	(783,181)	(1,253,126)	469,945
Current portion of capital lease obligation	(34,785)	(34,159)	(626)
Net working capital before the undernoted items	6,189,825	7,836,010	(1,646,185)
Additional asset (liability) amounts:
Work-in-progress	-	404,840	(404,840)
Deferred revenue	-	(706,722)	706,722
	-	(301,882)	301,882
Net working capital	6,189,825	7,534,128	(1,344,303)

The $1.3 million decrease in total net working capital from Q4-15 to Q1-16 is primarily due to the net loss which arose. Also note that:

•         there was a decreased level of operating activity in Q1-16 compared to the Q4-15 period.

•         a portion of the 2015 Bolivia survey projects were delivered to the client in January 2016, which gave rise to the $706,722 deferred revenue and $404,840 work-in-process (or deferred costs) balances recorded as at December 31, 2015. These amounts reversed in Q1-16 following completion of the Bolivia expansion survey project in January 2016.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts will not result in additional future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s above noted table / analysis of net working capital.

This discussion includes references to terms such as “net working capital” and “net working capital before the undernoted items”, which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  NXT management uses this non-GAAP measure to improve our ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in WIP and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT utilizes the above noted sub-total line “net working capital before the undernoted items” to assess a more relevant measure of financial liquidity (excluding items classified as liabilities such as deferred revenue balances) as at the period end date.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 11

Cash flows from (used in):	Q1-16	Q1-15

Operating activities	$ (1,569,682)	$ (1,455,629)
Financing activities	(8,353)	5,066
Investing activities	(107,686)	1,568,846
Net source (use) of cash	(1,685,721)	118,283
Cash and cash equivalents, start of period	7,085,803	50,635
Cash and cash equivalents, end of period	5,400,082	168,918

Cash and cash equivalents	5,400,082	168,918
Short-term investments	2,059,567	3,550,289
Total	7,459,649	3,719,207

The overall net change in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q1-16	Q1-15

Net loss for the period	(1,955,942)	$ (1,518,172)
Total non-cash expense items	664,028	209,525
	(1,291,914)	(1,308,647)
Change in non-cash working capital balances	(277,768)	(146,982)
Cash used in operating activities	(1,569,682)	(1,455,629)

The non-cash expense items (which primarily includes SBCE and amortization expense) and the changes in non-cash working capital balances noted above are detailed in the Company’s Q1-16 consolidated financial statements.

Financing Activities

•	Q1-16 reflects an $8,353 cash use for repayments of the capital lease obligation, while Q1-15 reflects $5,066 cash received on the exercise of stock options.

Investing Activities

•	the overall net cash source (use) noted above for Q1-16 and Q1-15 are as follows, and include the movement from cash out of and into short-term interest bearing investment balances:

	Q1-16	Q1-15

Purchase of property & equipment	$ (43,410)	$ (54,295)
Decrease (increase) in short-term investments	(4,089)	1,623,141
Change in non-cash working capital balances	(60,187)	-
Cash from (used in) investing activities	(107,686)	1,568,846

NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 12

Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,486 (including operating costs). The estimated future minimum annual commitment is as follows as at December 31, 2015:

Fiscal year ending December 31
2016	$ 400,370
2017	533,826
2018	533,826
2019	533,826
2020	536,792
2,538,640
Thereafter, 2021 through 2025	2,592,018
5,130,658

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	May 12,	March 31	December 31,
	2016	2016	2015

Shares issued and outstanding:
Common shares	53,308,009	53,306,109	53,306,109
Common shares reserved for issue re:
Stock options	3,445,613	3,462,835	3,462,835
	56,753,622	56,768,944	56,768,944

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees incurred with this firm were $20,940 for Q1-16 ($21,668 for Q1-15).

Accounts payable and accrued liabilities includes a total of $55,475 ($62,048 as at December 31, 2015) payable to this law firm. In addition, accounts payable and accrued liabilities includes $80,666 ($34,881 as at December 31, 2015) related to re-imbursement of expenses owing to persons who are Directors or Officers of NXT.

Accounts receivable includes short-term loans due from two employees totaling $51,026. These loans mature on October 1, 2016, and bear interest at a variable rate, which is currently 1%.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2015. The following is also important to note:

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Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes charged) is recognized on a completed contract basis. This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost.

Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

The factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the fiscal year ended December 31, 2015.

Future Accounting Policy Changes – Revenue recognition

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This new guidance will be effective from January 1, 2018, and early application is not permitted.

There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 to 2017) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the effect of the future adoption of this new guidance, and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

Future Accounting Policy Changes – Accounting for Leases

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees will be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new standard does not make extensive changes to lessor accounting. The new guidance is effective January 1, 2019 and will be applied using a modified retrospective approach. NXT is currently evaluating the impact of the adoption of this guidance and has not yet determined the effect on our consolidated financial statements.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks can not be readily controlled.

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Nature of Operations and Liquidity

NXT continues to advance towards wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it has sufficient working capital on hand to fund operations, and that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty. The Company previously had a history of periodically generating net losses and having limited availability of working capital.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defence of our rights to the SFD® technology could be material.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia, which has a rate fixed to the US$). We frequently hold cash in Cdn$ as well as in US$ and other foreign currencies (such as in Bolivia and Colombia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in Cdn$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies are being assessed to be utilized where appropriate.

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Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors. The most significant related party transaction was the historical "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the rights to utilize the SFD® technology. The final total of 8,000,000 outstanding preferred shares were converted by NXT on August 31, 2015.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Six of the seven current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT graduated from being a TSX Venture Exchange listed issuer to become a TSX listed issuer on March 22, 2016 and the interim period covered by this MD&A is NXT’s first reported as a non-Venture issuer.

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. During the 3-month period ended March 31, 2016, there was no change in the Company's ICFR that has materially affected or is reasonably likely to materially affect our ICFR.

However, in an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
NXT Energy Solutions Inc. MD&A for the Q1 period ended March 31, 2016	Page | 16

•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As NXT continues to expand our operations, we seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at March 31, 2016. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

There are inherent limitations on the ability of the Responsible Officers to design and implement DCP and ICFR on a cost effective basis, which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

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